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                         UNITED STATES                       OMB APPROVAL
              SECURITIES AND EXCHANGE COMMISSION       -------------------------
                                                       OMB Number:     3235-0058
                    Washington, D.C. 20549             Expires: January 31, 2002
                                                       Estimated average burden
                          FORM 12b-25                  hours per response...2.50
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                  NOTIFICATION OF LATE FILING          SEC USE ONLY
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                                                       CUSIP NUMBER
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(Check One): Form 10-K |X| Form 20-F |_| Form 11-K |_| Form 10-Q
|_| Form N-SAR

For Period Ended: September 30, 2000
|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR
For the Transition Period Ended: ________________________

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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Transmedia Asia Pacific, Inc.
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Full Name of Registrant

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Former Name if Applicable

11 St. James Square
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Address of Principal Executive Office (Street and Number)

London SW1Y 4LB, England
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X|   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth

|_|   (c)   The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Due to several significant transactions including the proposed merger of the Company with Transmedia Europe, Inc., the preparation of the financial statements has taken longer than anticipated.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

   Walter M. Epstein                 212                       468-4911
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        (Name)                    (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The company recorded revenues of approximately $1,912,000 in the year ended September 30, 2000 as compared to $3,991,539 in fiscal 1999, a decrease of approximately $2,080,000 or 52.1%. All operating businesses experienced a decline in revenues which were only partially offset by revenues at Monsterbook which was acquired during the year ended September 30, 2000. Net loss in the period was approximately $16,269,000 as compared to a net loss of $5,825,980 in fiscal 1999, an increase of approximately $10,443,000. The increase in net loss was primarily due to the write-off of goodwill in respect of the company's NHS subsidiary ($4,229,000), losses at Monsterbook which was acquired in fiscal 2000 ($1,400,000), increased operating losses at NHS ($972,000), increased depreciation and amortization charges ($928,000) and increased operating losses incurred by the company's affiliates ($2,258,000).

                          Transmedia Asia Pacific, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  December 29, 2000        By  /s/  Grant White
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                                    Name: Grant White
                                    Title: Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

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International misstatements or omissions of fact constitute Federal Criminal
Violation (See 18 U.S.C. 1001).
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